Filed Pursuant to Rule 424(b)(3)
Registration File No 333-263425

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 24, 2023, as supplemented)

Breakwave Dry Bulk Shipping ETF

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated March 24, 2023, which relates to shares (the “Shares”) issued by the Breakwave Dry Bulk Shipping ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-263425. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Effective October 4, 2023, Ioannis (John) Kartsonas was appointed Vice President of Marketing of ETF Managers Capital LLC (the “Sponsor”).

The Prospectus is hereby revised as follows.

The section of the Prospectus titled “The Sponsor is leanly staffed and relies heavily on key personnel to manage the Funds and other funds” is hereby deleted and replaced with the following:

The Sponsor is leanly staffed and relies heavily on key personnel to manage the Fund and other funds.

In managing and directing the day-to-day activities and affairs of the Fund, the Sponsor relies heavily on the services of its CEO and CCO, Matthew Bromberg, and its CFO, John Flanagan. If any of the group were to leave or be unable to carry out his or her present responsibilities, it may have an adverse effect on the management of the Fund.

The section of the Prospectus titled “The Fund’s Operations – The Sponsor and its Management and Trading Principals,” beginning with the third paragraph, is hereby deleted and replaced with the following:

Neither the Trust nor the Fund has executive officers. Pursuant to the terms of the Trust Agreement, the Fund’s affairs are managed by the Sponsor. The business and affairs of the Sponsor are managed by its interim chief executive officer, Matthew J. Bromberg.

The following are individual Principals, as that term is defined in CFTC Rule 3.1, for the Sponsor: Samuel R. Masucci, III, Bernard Karol, Matthew J. Bromberg, John A. Flanagan and Ioannis (John) Kartsonas. Mr. Bromberg, Mr. Flanagan, and Mr. Kartsonas are principals due to their positions. Mr. Masucci and Mr. Karol are principals due to their ownership stakes in ETFMG.

Matthew J. Bromberg. Mr. Bromberg has been General Counsel of Exchange Traded Managers Group LLC (“ETFMG”), the parent of the Sponsor, since April 1, 2020, Chief Operating Officer of ETFMG since September 1, 2022, Chief Compliance Officer of the Sponsor since October 26, 2022, and Chief Executive Officer of the Sponsor since July 17, 2023. He was listed as a principal, as that term is defined in CFTC Rule 3.1, of the Sponsor on October 21, 2020. In these roles, Mr. Bromberg has general and active management and control of the business and affairs of the Sponsor, and he has responsibilities for all legal affairs of ETFMG’s and the Sponsor’s business, as well as implementation of the Sponsor’s compliance program. Mr. Bromberg has been General Counsel of ETF Managers Group LLC, an investment adviser affiliate of ETFMG and the Sponsor, since April 1, 2020, and Chief Compliance Officer of ETF Managers Group LLC since October 26, 2022. He was listed as a principal of ETF Managers Group LLC from March 10, 2022 to December 14, 2022. He was a Partner at the law firm Dorsey & Whitney LLP from September 2019 through March 2020, where he counseled clients on investment management and financial services matters. He was also General Counsel of Millington Securities, Inc. and WBI Investments, Inc., registered investment advisers, from February 2016 to September 2019 and a Partner at the law firm Reed Smith LLP from August 2015 through January 2016.

John A. Flanagan. Mr. Flanagan serves as the Principal Financial Officer of the Sponsor and the Trust. Mr. Flanagan was listed as a principal, as that term is defined in CFTC Rule 3.1, of the Sponsor on January 8, 2015. Mr. Flanagan has been Chief Financial Officer of ETF Managers Group LLC, an investment adviser affiliate of ETFMG and the Sponsor, since January 2016. He was listed as a principal of ETF Managers Group LLC from March 10, 2022 to December 14, 2022. Mr. Flanagan served as the Principal Financial Officer of ForceShares LLC, a registered commodity pool operator, from October 2016 to June 2018. Since June 2014, Mr. Flanagan has served as an Independent Trustee of Absolute Shares Trust, a multi-series exchange traded fund. Mr. Flanagan has been the President and sole owner of John A Flanagan CPA, LLC since December 2010. Mr. Flanagan was Chief Financial Officer of MacroMarkets LLC, an exchange traded fund issuer, from January 2007 to December 2010.

Iaonnis (John) Kartsonas. John Kartsonas serves as the Vice President of Marketing of the Sponsor, with responsibilities for overseeing the production of marketing materials. Mr. Kartsonas was listed as a principal of the Sponsor on October 4, 2023, and has been a registered associated person and an NFA associate member of the Sponsor since October 4, 2023. Mr. Kartsonas is the Principal and Managing Partner of Breakwave Advisors LLC, a Commodity Trading Advisory (CTA) firm based in New York. Mr. Kartsonas was listed as a principal of the CTA on May 17, 2017. He has been a registered associated person and an NFA associate member of Breakwave since May 17, 2017. From May 2018 to the present Mr. Kartsonas has also served as a Director of Seanergy Maritime, an international shipping company listed in the Nasdaq Capital Market, and from June 2022 to present Mr. Kartsonas has served as a Director of United Maritime Corporation, an international shipping company. Prior to that, Mr. Kartsonas was a Senior Portfolio Manager at Carlyle Commodity Management from October 2012 to January 2017, a commodity-focused investment firm based in New York and part of the Carlyle Group. He was responsible for the firm’s Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Mr. Kartsonas received his MBA from the Simon School of Business, University of Rochester.

Paragraph 8 of the section of the Prospectus titled “The Fund’s Operations – Commodity Trading Advisor” is hereby deleted and replaced with the following:

Iaonnis (John) Kartsonas. John Kartsonas serves as the Vice President of Marketing of the Sponsor, with responsibilities for overseeing the production of marketing materials. Mr. Kartsonas was listed as a principal of the Sponsor on October 4, 2023, and has been a registered associated person and an NFA associate member of the Sponsor since October 4, 2023. Mr. Kartsonas is the Principal and Managing Partner of Breakwave Advisors LLC, a Commodity Trading Advisory (CTA) firm based in New York. Mr. Kartsonas was listed as a principal of the CTA on May 17, 2017. He has been a registered associated person and an NFA associate member of Breakwave since May 17, 2017. From May 2018 to the present Mr. Kartsonas has also served as a Director of Seanergy Maritime, an international shipping company listed in the Nasdaq Capital Market, and from June 2022 to present Mr. Kartsonas has served as a Director of United Maritime Corporation, an international shipping company. Prior to that, Mr. Kartsonas was a Senior Portfolio Manager at Carlyle Commodity Management from October 2012 to January 2017, a commodity-focused investment firm based in New York and part of the Carlyle Group. He was responsible for the firm’s Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Mr. Kartsonas received his MBA from the Simon School of Business, University of Rochester.

The date of this prospectus supplement is October 31, 2023